FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of  May

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

4 May 2004

BG to acquire exploration block offshore Sao Paulo, Brazil

BG Group announced today that it has signed a Sale and Purchase Agreement with El Paso Corporation for the acquisition by BG of an exploration license in the Santos Basin, 140 kilometres offshore Sao Paulo, Brazil.

BG Group will obtain 100 per cent ownership and operatorship of block BM-S-13 for a cash consideration of US$23.5 million, subject to Agencia Nacional do Petroleo approval. BM-S-13 is in the gas prone area of the Santos Basin and is on trend with the Merluza gas field (Petrobras), the recent Luana gas discovery (2003, El Paso) and the giant Mexilhao gas discovery (2003, Petrobras) in block BS-400.

Speaking today, Rick Waddell, BG Group Managing Director and Executive Vice President South America, said:

"BG plans to explore for gas in BM-S-13 to supply the rapidly growing Brazilian market."

BG Group is already a partner in the Petrobras-operated BM-S-9, 10 and 11 deepwater exploration blocks in the Santos Basin with 20% to 30% interests.

BG Group also owns 60.1% of Comgas, which is Brazil's largest gas distribution company, transporting gas to industrial, natural gas vehicle, residential and commercial customers. At the end of 2003, Comgas was serving approximately 416,000 customers in the Sao Paulo area (378,000 in 2002).

                                     -ends-

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Notes to Editors:

- Block BM-S-13 is in Exploration Phase 1 until 28 September 2004 after which it will enter Phase 2 for two years. Under the terms of the license, two exploration wells must be drilled during Phase 2

- BG Group is a global natural gas business. Active in all parts of the gas-chain, the company's centre of gravity lies in exploration and production. Liquefied natural gas (LNG), power and transmission and distribution also play important roles in ensuring that the company can find markets for its gas. BG operates in some 20 countries across five continents. In 2003, BG made an operating profit of GBP1,251 million on a turnover of GBP3,587 million.

Enquiries:

Media                     Jonathan Miller        +44 (0) 118 929 3110/2597

Investor Relations        Chris Lloyd/Brian
                          McCleery/Helen Parris  +44 (0) 118 929 3025

Out of hours pager:                              + 44 (0)7693 309543

Website: www.bg-group.com

PR 10989

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 04 May 2004                                    By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary